Filed by CNL Restaurant Properties, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Commission File No: 333-119116

Subject Company: CNL Restaurant Properties, Inc.

The invitation to listen to a conference call included in this filing will be distributed by CNL Restaurant Properties, Inc. on January 10, 2005.

In connection with the proposed transactions referenced in the materials included in this filing, U.S. Restaurant Properties has filed a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. You should receive a definitive joint proxy statement/prospectus at the same time or prior to the time you receive these materials. SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of these materials as well as other materials filed with the Securities and Exchange Commission concerning U.S. Restaurant Properties and CNL Restaurant Properties at the Securities and Exchange Commission’s website at http://www.sec.gov. In addition, these materials and other documents filed by U.S. Restaurant Properties may be obtained for free by directing a request to U.S. Restaurant Properties at 12240 Inwood Rd., Suite 300, Dallas, TX 75244; Attn: Investor Relations. In addition, these materials and other documents filed by CNL Restaurant Properties may be obtained for free by directing a request to CNL Restaurant Properties at 450 South Orange Avenue, Orlando, FL 32801; Attn: Investor Relations.

U.S. Restaurant Properties and CNL Restaurant Properties, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of U.S. Restaurant Properties and CNL Restaurant Properties in connection with the merger. Information about the directors and executive officers of U.S. Restaurant Properties and their ownership of U.S. Restaurant Properties’ shares is set forth in the proxy statement for U.S. Restaurant Properties’ Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 19, 2004. Information about the directors and executive officers of CNL Restaurant Properties and their ownership of CNL Restaurant Properties’ shares is set forth in the proxy statement for CNL Restaurant Properties’ Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 7, 2004. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus.

Email on Monday, January 10, 2005

To: Participating Broker/Dealers and Financial Advisors

From: Tim Seneff – COO CNL Securities Corp.

Subject: Conference Call re: CNL Restaurant Properties Merger with US Restaurant Properties

Text:

Dear Participating Broker/Dealers and Financial Advisors:

As part of our ongoing efforts to keep you informed, we are pleased to announce that on December 30, 2004, the Securities and Exchange Commission concluded its review process and declared effective the registration/proxy statement for the merger between CNL Restaurant Properties and U.S. Restaurant Properties.

CNL Restaurant Properties is providing you with a copy of the packets that are being mailed to its stockholders. The packages include the registration/proxy statement, a Financial Supplement, and proxy materials.

The Board of Directors of CNL Restaurant Properties has unanimously approved the merger with US Restaurant Properties. We ask that you encourage your CNL Restaurant Properties clients to review the registration/proxy statement and complete, sign and mail the proxy card using the postage-paid envelope provided in the packet. Or, your clients may use the optional telephone or Internet features to vote. Telephonic and Internet instructions are provided in the proxy card for their convenience.

We understand that you may have questions regarding the merger. To assist you, representatives of CNL Restaurant Properties are hosting a listen-only conference call on Tuesday, January 11, 2005 at 4:00 PM EST. We invite you to call in at the following number:

Call-in number: (866) 280-4323. Conference i.d. number 3308998.

You will be able to access a replay of this conference call for 30 days by dialing (800) 642-1687.

Thank you for your continued support of CNL and our income producing investments. If you have any questions, please contact CNL Securities Corp. at (866) 650-0650.